Stellus Capital Investment Corporation

4400 Post Oak Parkway, Suite 2200

(713) 292-5400

April 3, 2017

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street N.E.

Mail Stop 4720

Washington, DC 20549

Attn: Asen Parachkevov, Esq.

Re:	Stellus Capital Investment Corporation – Registration Statement on Form N-2 (File No. 333-216138)

Dear Mr. Parachkevov:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Stellus Capital Investment Corporation (the “Company”) respectfully requests acceleration of effectiveness of the above-captioned registration statement (the “Registration Statement”), including all amendments thereto, to 4:00PM, Eastern Time, on April 3, 2017, or as soon thereafter as possible.

In connection with the submission of the Company’s request for accelerated effectiveness of the above-referenced Registration Statement, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	should the Securities and Exchange Commission (the “Commission”) or the staff thereof (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Stellus Capital Investment CorpORATION

By:	/s/ W. Todd Huskinson
W. Todd Huskinson
Chief Financial Officer, Chief Compliance Officer,
Treasurer and Secretary